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SEC MAIL PROCESSING SECTION RECEIVED NOV 2 9 2002 WASH, D.C. 151

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.H. Smith Jacobs & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie-Regina Forbes (212) 742-8135
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

PROCESSED

DEC 0 5 2002

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/2-4

OATH OR AFFIRMATION

I, Marie-Regina Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.H. Smith Jacobs & Co., Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President
Title

Gloria Calicchia
Notary Public
GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

E.H. SMITH JACOBS & CO., INC.

September 30, 2002

CONTENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
E.H. Smith Jacobs & Co., Inc.

We have audited the accompanying statement of financial condition of E.H. Smith Jacobs & Co., Inc. (the "Company") as of September 30, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.H. Smith Jacobs & Co., Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
November 11, 2002

60 Broad Street
New York, NY 10004
Tel: 212 422-1000
Fax: 212 422-0144

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2002

ASSETS

Cash and cash equivalents	$ 127,952
Due from clearing brokers	2,399,882
Securities owned, at market value	18,425
Loans receivable from affiliate	274,726
Property and equipment - net of accumulated depreciation of $236,322	100,721
Prepaid expenses and other assets	116,619
	$3,038,325

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 27,510
Accounts payable, accrued expenses and other liabilities	184,557
Total liabilities	212,067
Stockholders' equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	2,195,097
Retained earnings	631,161
Total stockholders' equity	2,826,258
Total liabilities and stockholders' equity	$3,038,325

The accompanying notes are an integral part of this statement.

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF OPERATIONS

Year ended September 30, 2002

Revenue	
Commissions	$3,439,293
Net trading gains	1,555,007
Dividend and interest income	39,494
Other income	75,673
Total revenue	5,109,467
Expenses	
Employee compensation and benefits	2,758,514
Execution, floor brokerage, clearance and other fees	1,064,824
Computer	279,251
Soft dollar	416,158
Professional	118,722
Rent and utilities	116,262
Other	402,024
Total expenses	5,155,755
Loss before income taxes	(46,288)
Income tax expense (benefit)	
Current	(33,769)
Deferred	68,000
	34,231
NET LOSS	$ (80,519)

The accompanying notes are an integral part of this statement.

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended September 30, 2002

	Common stock	Retained earnings	Total stockholders' equity
Balances at October 1, 2001	$2,195,097	$711,680	$2,906,777
Net loss	-	(80,519)	(80,519)
Balances at September 30, 2002	$2,195,097	$631,161	$2,826,258

The accompanying notes are an integral part of this statement.

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF CASH FLOWS

Year ended September 30, 2002

Cash flows from operating activities	
Net loss	$ (80,519)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	59,775
Loss on distribution from fair value investment	4,214
(Increase) decrease in operating assets	
Due from clearing brokers	287,144
Securities owned, at market value	1,685
Loans receivable from affiliate	(200,781)
Prepaid expenses and other assets	36,492
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(427,149)
Securities sold, not yet purchased, at market value	27,510
Net cash used in operating activities	(291,629)
Cash flows from investing activities	
Purchase of property and equipment	(10,779)
Distributions from fair value investment	45,786
Net cash provided by investing activities	35,007
NET DECREASE IN CASH AND CASH EQUIVALENTS	(256,622)
Cash and cash equivalents at beginning of year	384,574
Cash and cash equivalents at end of year	$ 127,952
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$ 4,799
Income taxes	$ -

The accompanying notes are an integral part of this statement.

E.H. Smith Jacobs & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

September 30, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Nature of Operations*

E.H. Smith Jacobs & Co., Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in the execution of stock transactions for its own account and those of its customers. Customer accounts are carried on a fully disclosed basis and not held by the Company. The Company is not subject to SEC Rule 15c3-3.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts with maturities of three months or less.

Cash on deposit with banks as of September 30, 2002 exceeded insured limits.

3. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense from customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in trading revenue on the statement of operations.

Securities sold, not yet purchased, consist of trading securities at quoted market values. The difference between the proceeds received from securities sold short and the current market value is included in trading revenue on the statement of operations.

4. *Property and Equipment*

The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

NOTE A (continued)

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. *Income Taxes*

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has net operating loss carryforwards of approximately $103,000, which are available to reduce future taxable income. Such loss carryforwards expire in 2022. The net operating loss carryforward generated a deferred tax asset of $41,000. The primary difference between the expected tax and the effective tax rate is a result of the conversion to the accrual method of accounting for income taxes and the reversal of prior year tax accruals.

NOTE B - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, of $184,557. Net capital and aggregate indebtedness change from day to day, but at September 30, 2002, the Company had net capital of $2,304,577, which exceeded its requirement of $100,000 by $2,204,577.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has loaned money to an affiliate in the ordinary course of business. Interest accrues at the rate of 6% per annum. At September 30, 2002, the loan balance was $74,726.

In August of 2002, the Company loaned money to an affiliate in the ordinary course of business. Interest accrues at the rate of 5.25% per annum. At September 30, 2002, the loan balance was $200,000.

The Company pays the compensation for the employees of an affiliated company and is then reimbursed by the affiliate. For the year ended September 30, 2002, the total amount paid by the Company and reimbursed to the Company was approximately $2,025,000.

NOTE D - LEASE COMMITMENTS

The Company is obligated under a noncancelable operating lease through April 30, 2004 for office space requiring minimum annual rental payments as follows:

2003	$60,000
2004	35,000
	$95,000

Rent expense for the year ended September 30, 2002, totaled approximately $105,000.

NOTE E - PENSION AND PROFIT-SHARING PLANS

The Company has a pension plan and a profit-sharing plan which cover all employees over the age of 21 having at least four months of service. Contributions to the plans are based on the wages of eligible employees up to $200,000. The pension and profit-sharing plans are on a fiscal year, September 1 to August 31. The contribution to the pension plan is a mandatory ten percent, while the contribution to the profit-sharing plan is determined each year by the Board of Directors, up to fifteen percent.

For the year ended August 31, 2002, the pension contribution was $66,532 and there was no contribution made to the profit-sharing plan.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company is exposed to concentration risk in that all of the cash included in due from clearing brokers on the statement of financial condition is held with two clearing brokers.

NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE-SHEET RISK

During the year ended September 30, 2002, the Company's trading activities included equity and index options, all of which are forms of derivative financial instruments. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value, and any change in fair value is reflected in the accompanying statement of operations as gain or loss as it occurs.

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity and operational risks. The Company manages these risks associated with derivatives on an aggregate basis, along with the risks associated with its proprietary trading as part of its risk management policies.

The Company is also subject to certain inherent risks arising from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

NOTE H - SUBSEQUENT EVENTS

In October of 2002, an additional $50,000 was loaned to an affiliate of the Company in the ordinary course of business. Interest accrues at the rate of 5.25% per annum.

SUPPLEMENTARY INFORMATION

E.H. Smith Jacobs & Co., Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2002

Stockholders' equity per statement of financial condition	$2,826,258
Deductions	
Nonallowable assets	
Loans receivable from affiliate	274,726
Property and equipment	100,721
Prepaid expenses and other assets	116,619
	492,066
Net capital before haircuts	2,334,192
Haircuts on securities positions	29,615
Net capital	2,304,577
Minimum net capital required	100,000
Excess net capital	$2,204,577
Ratio of aggregate indebtedness to net capital	.08 to 1
Aggregate indebtedness	$ 184,557

There are no material differences between the above computation and the Company's corresponding unaudited amended Form X-17A-5 filing of September 30, 2002.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com